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                            August 20, 2021

       Susan Wiseman
       General Counsel
       Braze, Inc.
       330 West 34th Street, Floor 18
       New York, New York 10001

                                                        Re: Braze, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
10, 2021
                                                            CIK No. 0001676238

       Dear Ms. Wiseman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 22, 2021.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Comparison of the Fiscal Years Ended January 31, 2020 and January 31, 2021, page 71

   1. We note in your response that you are unable to quantify period-over-period changes in revenue due to price
and volume. Please expand the discussion to detail any material trends in your revenues
based on pricing methodology that utilizes the number of
                                                        consumers a customer
reaches, such as per customer revenues, or pricing methodology that utilizes the
volume of messages that each customer sends, such as per message revenue, either on an
aggregate basis or average per customer basis.
 Susan Wiseman
FirstName
Braze, Inc. LastNameSusan Wiseman
Comapany
August  20, NameBraze,
            2021       Inc.
August
Page 2 20, 2021 Page 2
FirstName LastName
Principal and Selling Stockholders, page 127

2. We note your response to prior comment 8. Please revise your disclosure to identify the three members of the board of directors of MGC1 Capital Inc.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Nicole Brookshire